UNITED STATES
                        SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                              NOTICE OF LATE FILING

                                   Form 10-KSB
                      For the Year Ended: December 31, 2005


PART I--REGISTRANT INFORMATION

Full Name of Registrant:    FALCON RIDGE DEVELOPMENT, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):

         5111 Juan Tabo Boulevard N.E.
         Albuquerque, New Mexico 87111

Part II--Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


   X           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b)  The subject annual report, semi-annual report, transition
   X report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

   ___         (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III--NARRATIVE

The Registrant is unable to file its Annual Report on Form 10-KSB for the period ended December 31, 2005, within the prescribed time period because the Company is still completing the preparation of the information to be included throughout the Form 10-KSB.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Fred M. Montano, President
     Falcon Ridge Development, Inc.             (505)              856-6043
     ------------------------------------------------------------------------
              (Name)                         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              Yes [ ] No [X]




                         FALCON RIDGE DEVELOPMENT, INC.
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned duly authorized.


Date: March 31, 2006                              By: /s/  Fred M. Montano
                                                      --------------------------
                                                      Fred M. Montano, President